

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended September 30, 2013

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the Period Ended September 30,
($ millions, except per share amounts)

	Notes	Three Months Ended 2013	2012	Nine Months Ended 2013	2012
			(Note 3)		(Note 3)
Revenues	1				
Gross Sales		5,195	4,462	14,166	13,427
Less: Royalties		120	122	256	309
		5,075	4,340	13,910	13,118
Expenses	1				
Purchased Product		2,982	2,303	7,623	7,335
Transportation and Blending		464	398	1,482	1,323
Operating		435	418	1,338	1,201
Production and Mineral Taxes		11	9	30	28
(Gain) Loss on Risk Management	19	25	194	151	(184)
Depreciation, Depletion and Amortization	10,12	430	397	1,365	1,176
Exploration Expense		-	-	109	68
General and Administrative		103	104	268	253
Finance Costs	4	160	120	407	344
Interest Income	5	(23)	(28)	(73)	(84)
Foreign Exchange (Gain) Loss, net	6	(55)	(51)	93	(42)
(Gain) Loss on Divestiture of Assets		1	1	1	-
Other (Income) Loss, net		-	-	-	(4)
Earnings Before Income Tax		542	475	1,116	1,704
Income Tax Expense	7	172	186	396	592
Net Earnings		370	289	720	1,112
Other Comprehensive Income (Loss), Net of Tax					
Items That Will Not be Reclassified to Profit or Loss:					
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		6	(1)	15	(3)
Items That May be Subsequently Reclassified to Profit or Loss:					
Change in Value of Available for Sale Financial Assets		-	-	8	-
Foreign Currency Translation Adjustment		(14)	(45)	58	(36)
Total Other Comprehensive Income (Loss), Net of Tax		(8)	(46)	81	(39)
Comprehensive Income		362	243	801	1,073
Net Earnings Per Common Share	8				
Basic		$0.49	$0.38	$0.95	$1.47
Diluted		$0.49	$0.38	$0.95	$1.47

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

	Notes	September 30, 2013	December 31, 2012	January 1, 2012
			(Note 3)	(Note 3)
Assets				
Current Assets				
Cash and Cash Equivalents		1,024	1,160	495
Accounts Receivable and Accrued Revenues		1,855	1,464	1,405
Current Portion of Partnership Contribution Receivable		413	384	372
Inventories	9	1,477	1,288	1,291
Risk Management	19	91	283	232
Assets Held for Sale	10	33	-	116
Current Assets		4,893	4,579	3,911
Exploration and Evaluation Assets	1,11	1,402	1,285	880
Property, Plant and Equipment, net	1,12	16,462	16,152	14,324
Partnership Contribution Receivable		1,133	1,398	1,822
Risk Management	19	11	5	52
Income Tax Receivable		-	-	29
Other Assets		65	58	44
Goodwill	1	739	739	1,132
Total Assets		24,705	24,216	22,194
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts Payable and Accrued Liabilities		2,963	2,650	2,579
Income Tax Payable		261	217	329
Current Portion of Partnership Contribution Payable		417	386	372
Risk Management	19	19	17	54
Liabilities Related to Assets Held for Sale	10	3	-	54
Current Liabilities		3,663	3,270	3,388
Long-Term Debt	13	4,830	4,679	3,527
Partnership Contribution Payable		1,159	1,426	1,853
Risk Management	19	1	1	14
Decommissioning Liabilities	14	1,970	2,315	1,777
Other Liabilities		176	183	158
Deferred Income Taxes		2,800	2,560	2,093
Total Liabilities		14,599	14,434	12,810
Shareholders' Equity		10,106	9,782	9,384
Total Liabilities and Shareholders' Equity		24,705	24,216	22,194

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited)
($ millions)

	Share Capital (Note 15)	Paid in Surplus	Retained Earnings	AOCI [1] (Note 16)	Total
Balance as at December 31, 2011, as Previously Reported	3,780	4,107	1,400	119	9,406
Cumulative Effect of Change in Accounting Policy (Note 3)	-	-	-	(22)	(22)
Balance as at January 1, 2012, Restated	3,780	4,107	1,400	97	9,384
Net Earnings	-	-	1,112	-	1,112
Other Comprehensive Income (Loss)	-	-	-	(39)	(39)
Total Comprehensive Income for the Period	-	-	1,112	(39)	1,073
Common Shares Issued Under Option Plans	47	-	-	-	47
Stock-Based Compensation Expense	-	34	-	-	34
Dividends on Common Shares	-	-	(498)	-	(498)
Balance as at September 30, 2012, Restated	3,827	4,141	2,014	58	10,040
Balance as at December 31, 2012, as Previously Reported	3,829	4,154	1,728	95	9,806
Cumulative Effect of Change in Accounting Policy (Note 3)	-	-	2	(26)	(24)
Balance as at December 31, 2012, Restated	3,829	4,154	1,730	69	9,782
Net Earnings	-	-	720	-	720
Other Comprehensive Income (Loss)	-	-	-	81	81
Total Comprehensive Income for the Period	-	-	720	81	801
Common Shares Issued Under Option Plans	25	-	-	-	25
Common Shares Cancelled (Note 15)	(3)	3	-	-	-
Stock-Based Compensation Expense	-	47	-	-	47
Dividends on Common Shares	-	-	(549)	-	(549)
Balance as at September 30, 2013	**3,851**	**4,204**	**1,901**	**150**	**10,106**

[1] Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the Period Ended September 30,
($ millions)

	Notes	Three Months Ended 2013	2012	Nine Months Ended 2013	2012
			(Note 3)		(Note 3)
Operating Activities					
Net Earnings		370	289	720	1,112
Depreciation, Depletion and Amortization		430	397	1,365	1,176
Exploration Expense		(1)	-	45	68
Deferred Income Taxes	7	132	110	211	408
Unrealized (Gain) Loss on Risk Management	19	(8)	293	196	60
Unrealized Foreign Exchange (Gain) Loss	6	(48)	(60)	86	(82)
(Gain) Loss on Divestiture of Assets		1	1	1	-
Unwinding of Discount on Decommissioning Liabilities	4,14	24	22	72	64
Other		32	65	78	140
		932	1,117	2,774	2,946
Net Change in Other Assets and Liabilities		(25)	(19)	(90)	(71)
Net Change in Non-Cash Working Capital		(67)	(69)	(121)	(213)
Cash From Operating Activities		840	1,029	2,563	2,662
Investing Activities					
Capital Expenditures – Exploration and Evaluation Assets	11	(34)	(104)	(255)	(451)
Capital Expenditures – Property, Plant and Equipment	12	(710)	(734)	(2,114)	(1,983)
Proceeds From Divestiture of Assets		241	-	242	65
Net Change in Investments and Other		3	5	(3)	(10)
Net Change in Non-Cash Working Capital		49	92	(27)	18
Cash (Used in) Investing Activities		(451)	(741)	(2,157)	(2,361)
Net Cash Provided (Used) Before Financing Activities		389	288	406	301
Financing Activities					
Net Issuance (Repayment) of Short-Term Borrowings		2	(204)	1	3
Issuance of U.S. Unsecured Notes		814	1,219	814	1,219
Repayment of U.S. Unsecured Notes		(825)	-	(825)	-
Proceeds on Issuance of Common Shares		4	3	23	35
Dividends Paid on Common Shares	8	(182)	(166)	(549)	(498)
Other		(3)	-	(3)	1
Cash From (Used in) Financing Activities		(190)	852	(539)	760
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		-	(6)	(3)	(13)
Increase (Decrease) in Cash and Cash Equivalents		199	1,134	(136)	1,048
Cash and Cash Equivalents, Beginning of Period		825	409	1,160	495
Cash and Cash Equivalents, End of Period		1,024	1,543	1,024	1,543

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc., and its subsidiaries, (together "Cenovus" or the "Company") are in the business of the development, production and marketing of crude oil, natural gas liquids ("NGLs") and natural gas in Canada with refining operations in the United States ("U.S.").

Cenovus was incorporated under the *Canada Business Corporations Act* and its shares are publicly traded on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of presentation for these interim Consolidated Financial Statements is found in Note 2.

The Company's reportable segments are as follows:

- **Oil Sands,** which includes the development and production of Cenovus's bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as heavy oil assets at Pelican Lake. This segment also includes the Athabasca natural gas assets and projects in the early stages of development such as Grand Rapids and Telephone Lake. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

- **Conventional,** which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

- **Refining and Marketing,** which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by Phillips 66, an unrelated U.S. public company. This segment also markets Cenovus's crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

A) Results of Operations – Segment and Operational Information

For the three months ended September 30,	Oil Sands		Conventional		Refining and Marketing	
	2013	2012	**2013**	2012	**2013**	2012
Revenues						
Gross Sales	**1,336**	1,007	**590**	489	**3,459**	3,066
Less: Royalties	**67**	83	**53**	39	**-**	-
	1,269	924	**537**	450	**3,459**	3,066
Expenses						
Purchased Product	**-**	-	**-**	-	**3,172**	2,403
Transportation and Blending	**426**	367	**38**	31	**-**	-
Operating	**185**	150	**123**	133	**129**	136
Production and Mineral Taxes	**-**	-	**11**	9	**-**	-
(Gain) Loss on Risk Management	**26**	(28)	**(14)**	(71)	**21**	-
Operating Cash Flow	**632**	435	**379**	348	**137**	527
Depreciation, Depletion and Amortization	**153**	127	**220**	222	**37**	36
Exploration Expense	**-**	-	**-**	-	**-**	-
Segment Income (Loss)	**479**	308	**159**	126	**100**	491

For the three months ended September 30,	Corporate and Eliminations		Consolidated	
	2013	2012	**2013**	2012
Revenues				
Gross Sales	**(190)**	(100)	**5,195**	4,462
Less: Royalties	**-**	-	**120**	122
	(190)	(100)	**5,075**	4,340
Expenses				
Purchased Product	**(190)**	(100)	**2,982**	2,303
Transportation and Blending	**-**	-	**464**	398
Operating	**(2)**	(1)	**435**	418
Production and Mineral Taxes	**-**	-	**11**	9
(Gain) Loss on Risk Management	**(8)**	293	**25**	194
	10	(292)	**1,158**	1,018
Depreciation, Depletion and Amortization	**20**	12	**430**	397
Exploration Expense	**-**	-	**-**	-
Segment Income (Loss)	**(10)**	(304)	**728**	621
General and Administrative	**103**	104	**103**	104
Finance Costs	**160**	120	**160**	120
Interest Income	**(23)**	(28)	**(23)**	(28)
Foreign Exchange (Gain) Loss, net	**(55)**	(51)	**(55)**	(51)
(Gain) Loss on Divestiture of Assets	**1**	1	**1**	1
Other (Income) Loss, net	**-**	-	**-**	-
	186	146	**186**	146
Earnings Before Income Tax			**542**	475
Income Tax Expense			**172**	186
Net Earnings			**370**	289

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

B) Financial Results by Upstream Product

Crude Oil [1]

	Oil Sands		Conventional		Total	
For the three months ended September 30,	**2013**	2012	**2013**	2012	**2013**	2012
Revenues						
Gross Sales	**1,324**	998	**455**	368	**1,779**	1,366
Less: Royalties	**67**	84	**51**	38	**118**	122
	1,257	914	**404**	330	**1,661**	1,244
Expenses						
Transportation and Blending	**425**	367	**34**	27	**459**	394
Operating	**175**	142	**71**	78	**246**	220
Production and Mineral Taxes	**-**	-	**10**	7	**10**	7
(Gain) Loss on Risk Management	**27**	(23)	**4**	(9)	**31**	(32)
Operating Cash Flow	**630**	428	**285**	227	**915**	655

(1) Includes natural gas liquids.

Natural Gas

	Oil Sands		Conventional		Total	
For the three months ended September 30,	**2013**	2012	**2013**	2012	**2013**	2012
Revenues						
Gross Sales	**8**	7	**130**	116	**138**	123
Less: Royalties	**-**	(1)	**2**	1	**2**	-
	8	8	**128**	115	**136**	123
Expenses						
Transportation and Blending	**1**	-	**4**	4	**5**	4
Operating	**5**	5	**50**	53	**55**	58
Production and Mineral Taxes	**-**	-	**1**	2	**1**	2
(Gain) Loss on Risk Management	**(1)**	(5)	**(18)**	(62)	**(19)**	(67)
Operating Cash Flow	**3**	8	**91**	118	**94**	126

Other

	Oil Sands		Conventional		Total	
For the three months ended September 30,	**2013**	2012	**2013**	2012	**2013**	2012
Revenues						
Gross Sales	**4**	2	**5**	5	**9**	7
Less: Royalties	**-**	-	**-**	-	**-**	-
	4	2	**5**	5	**9**	7
Expenses						
Transportation and Blending	**-**	-	**-**	-	**-**	-
Operating	**5**	3	**2**	2	**7**	5
Production and Mineral Taxes	**-**	-	**-**	-	**-**	-
(Gain) Loss on Risk Management	**-**	-	**-**	-	**-**	-
Operating Cash Flow	**(1)**	(1)	**3**	3	**2**	2

Total Upstream

	Oil Sands		Conventional		Total	
For the three months ended September 30,	**2013**	2012	**2013**	2012	**2013**	2012
Revenues						
Gross Sales	**1,336**	1,007	**590**	489	**1,926**	1,496
Less: Royalties	**67**	83	**53**	39	**120**	122
	1,269	924	**537**	450	**1,806**	1,374
Expenses						
Transportation and Blending	**426**	367	**38**	31	**464**	398
Operating	**185**	150	**123**	133	**308**	283
Production and Mineral Taxes	**-**	-	**11**	9	**11**	9
(Gain) Loss on Risk Management	**26**	(28)	**(14)**	(71)	**12**	(99)
Operating Cash Flow	**632**	435	**379**	348	**1,011**	783

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

C) Geographic Information

For the three months ended September 30,	Canada		United States		Consolidated	
	2013	2012	**2013**	2012	**2013**	2012
Revenues						
Gross Sales	**2,477**	2,006	**2,718**	2,456	**5,195**	4,462
Less: Royalties	**120**	122	**-**	-	**120**	122
	2,357	1,884	**2,718**	2,456	**5,075**	4,340
Expenses						
Purchased Product	**543**	502	**2,439**	1,801	**2,982**	2,303
Transportation and Blending	**464**	398	**-**	-	**464**	398
Operating	**311**	289	**124**	129	**435**	418
Production and Mineral Taxes	**11**	9	**-**	-	**11**	9
(Gain) Loss on Risk Management	**5**	189	**20**	5	**25**	194
	1,023	497	**135**	521	**1,158**	1,018
Depreciation, Depletion and Amortization	**393**	361	**37**	36	**430**	397
Exploration Expense	**-**	-	**-**	-	**-**	-
Segment Income	**630**	136	**98**	485	**728**	621

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus's refining facilities are located and carry on business in the U.S. The marketing of Cenovus's crude oil and natural gas produced in Canada, as well as the third party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

D) Results of Operations – Segment and Operational Information

For the nine months ended September 30,	Oil Sands		Conventional		Refining and Marketing	
	2013	2012	**2013**	2012	**2013**	2012
Revenues						
Gross Sales	**3,410**	3,026	**1,715**	1,546	**9,483**	9,020
Less: Royalties	**125**	175	**131**	134	**-**	-
	3,285	2,851	**1,584**	1,412	**9,483**	9,020
Expenses						
Purchased Product	**-**	-	**-**	-	**8,065**	7,500
Transportation and Blending	**1,352**	1,212	**130**	111	**-**	-
Operating	**544**	432	**394**	382	**404**	389
Production and Mineral Taxes	**-**	-	**30**	28	**-**	-
(Gain) Loss on Risk Management	**(12)**	(35)	**(62)**	(195)	**29**	(14)
Operating Cash Flow	**1,401**	1,242	**1,092**	1,086	**985**	1,145
Depreciation, Depletion and Amortization	**451**	352	**753**	680	**102**	109
Exploration Expense	**-**	-	**109**	68	**-**	-
Segment Income (Loss)	**950**	890	**230**	338	**883**	1,036

For the nine months ended September 30,	Corporate and Eliminations		Consolidated	
	2013	2012	**2013**	2012
Revenues				
Gross Sales	**(442)**	(165)	**14,166**	13,427
Less: Royalties	**-**	-	**256**	309
	(442)	(165)	**13,910**	13,118
Expenses				
Purchased Product	**(442)**	(165)	**7,623**	7,335
Transportation and Blending	**-**	-	**1,482**	1,323
Operating	**(4)**	(2)	**1,338**	1,201
Production and Mineral Taxes	**-**	-	**30**	28
(Gain) Loss on Risk Management	**196**	60	**151**	(184)
	(192)	(58)	**3,286**	3,415
Depreciation, Depletion and Amortization	**59**	35	**1,365**	1,176
Exploration Expense	**-**	-	**109**	68
Segment Income (Loss)	**(251)**	(93)	**1,812**	2,171
General and Administrative	**268**	253	**268**	253
Finance Costs	**407**	344	**407**	344
Interest Income	**(73)**	(84)	**(73)**	(84)
Foreign Exchange (Gain) Loss, net	**93**	(42)	**93**	(42)
(Gain) Loss on Divestiture of Assets	**1**	-	**1**	-
Other (Income) Loss, net	**-**	(4)	**-**	(4)
	696	467	**696**	467
Earnings Before Income Tax			**1,116**	1,704
Income Tax Expense			**396**	592
Net Earnings			**720**	1,112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

E) Financial Results by Upstream Product

Crude Oil [1]

For the nine months ended September 30,	Oil Sands 2013	Oil Sands 2012	Conventional 2013	Conventional 2012	Total 2013	Total 2012
Revenues						
Gross Sales	3,368	2,994	1,258	1,187	4,626	4,181
Less: Royalties	124	175	125	130	249	305
	3,244	2,819	1,133	1,057	4,377	3,876
Expenses						
Transportation and Blending	1,351	1,211	115	96	1,466	1,307
Operating	519	405	236	224	755	629
Production and Mineral Taxes	-	-	28	24	28	24
(Gain) Loss on Risk Management	(9)	(20)	(17)	(9)	(26)	(29)
Operating Cash Flow	1,383	1,223	771	722	2,154	1,945

[1] Includes natural gas liquids.

Natural Gas

For the nine months ended September 30,	Oil Sands 2013	Oil Sands 2012	Conventional 2013	Conventional 2012	Total 2013	Total 2012
Revenues						
Gross Sales	26	25	447	350	473	375
Less: Royalties	1	-	6	4	7	4
	25	25	441	346	466	371
Expenses						
Transportation and Blending	1	1	15	15	16	16
Operating	14	18	155	155	169	173
Production and Mineral Taxes	-	-	2	4	2	4
(Gain) Loss on Risk Management	(3)	(15)	(45)	(186)	(48)	(201)
Operating Cash Flow	13	21	314	358	327	379

Other

For the nine months ended September 30,	Oil Sands 2013	Oil Sands 2012	Conventional 2013	Conventional 2012	Total 2013	Total 2012
Revenues						
Gross Sales	16	7	10	9	26	16
Less: Royalties	-	-	-	-	-	-
	16	7	10	9	26	16
Expenses						
Transportation and Blending	-	-	-	-	-	-
Operating	11	9	3	3	14	12
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	5	(2)	7	6	12	4

Total Upstream

For the nine months ended September 30,	Oil Sands 2013	Oil Sands 2012	Conventional 2013	Conventional 2012	Total 2013	Total 2012
Revenues						
Gross Sales	3,410	3,026	1,715	1,546	5,125	4,572
Less: Royalties	125	175	131	134	256	309
	3,285	2,851	1,584	1,412	4,869	4,263
Expenses						
Transportation and Blending	1,352	1,212	130	111	1,482	1,323
Operating	544	432	394	382	938	814
Production and Mineral Taxes	-	-	30	28	30	28
(Gain) Loss on Risk Management	(12)	(35)	(62)	(195)	(74)	(230)
Operating Cash Flow	1,401	1,242	1,092	1,086	2,493	2,328

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

F) Geographic Information

For the nine months ended September 30,	Canada 2013	2012	United States 2013	2012	Consolidated 2013	2012
Revenues						
Gross Sales	6,673	6,059	7,493	7,368	14,166	13,427
Less: Royalties	256	309	-	-	256	309
	6,417	5,750	7,493	7,368	13,910	13,118
Expenses						
Purchased Product	1,525	1,466	6,098	5,869	7,623	7,335
Transportation and Blending	1,482	1,323	-	-	1,482	1,323
Operating	951	830	387	371	1,338	1,201
Production and Mineral Taxes	30	28	-	-	30	28
(Gain) Loss on Risk Management	122	(169)	29	(15)	151	(184)
	2,307	2,272	979	1,143	3,286	3,415
Depreciation, Depletion and Amortization	1,263	1,067	102	109	1,365	1,176
Exploration Expense	109	68	-	-	109	68
Segment Income	**935**	1,137	**877**	1,034	**1,812**	2,171

G) Joint Operations

A significant portion of the operating cash flows from the Oil Sands and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership ("FCCL") and WRB Refining LP ("WRB"), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus's share of operating cash flow from FCCL and WRB for the three months ended September 30, 2013 was $516 million and $136 million, respectively (three months ended September 30, 2012 – $290 million and $534 million). Cenovus's share of operating cash flow from FCCL and WRB for the nine months ended September 30, 2013 was $1,028 million and $987 million, respectively (nine months ended September 30, 2012 – $860 million and $1,149 million).

H) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

As at	E&E [1] September 30, 2013	December 31, 2012	PP&E [2] September 30, 2013	December 31, 2012
Oil Sands	1,305	1,110	8,798	7,764
Conventional	97	175	4,138	4,929
Refining and Marketing	-	-	3,160	3,088
Corporate and Eliminations	-	-	366	371
Consolidated	**1,402**	1,285	**16,462**	16,152

As at	Goodwill September 30, 2013	December 31, 2012	Total Assets September 30, 2013	December 31, 2012
Oil Sands	739	739	13,064	11,972
Conventional	-	-	4,497	5,304
Refining and Marketing	-	-	5,555	5,018
Corporate and Eliminations	-	-	1,589	1,922
Consolidated	**739**	739	**24,705**	24,216

[1] Exploration and evaluation assets ("E&E").
[2] Property, plant and equipment ("PP&E").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

By Geographic Region

	E&E		PP&E	
As at	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Canada	1,402	1,285	13,302	13,065
United States	-	-	3,160	3,087
Consolidated	1,402	1,285	16,462	16,152

	Goodwill		Total Assets	
As at	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Canada	739	739	19,993	19,744
United States	-	-	4,712	4,472
Consolidated	739	739	24,705	24,216

I) Capital Expenditures [1]

	Three Months Ended		Nine Months Ended	
For the period ended September 30,	2013	2012	2013	2012
Capital				
Oil Sands	523	516	1,731	1,606
Conventional	178	231	510	591
Refining and Marketing	19	38	70	60
Corporate	23	45	53	133
	743	830	2,364	2,390
Acquisition Capital				
Oil Sands	1	2	1	2
Conventional	-	6	4	42
Refining and Marketing	-	-	-	-
Corporate	-	-	-	-
	744	838	2,369	2,434

[1] Includes expenditures on PP&E and E&E.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2012, except as identified in Note 3 and for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective October 23, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

3. CHANGES IN ACCOUNTING POLICIES

A) Joint Arrangements, Consolidation, Associates and Disclosures

As disclosed in the December 31, 2012 annual Consolidated Financial Statements, effective January 1, 2013, the Company adopted, as required, IFRS 10, "*Consolidated Financial Statements*" ("IFRS 10"), IFRS 11, "*Joint Arrangements*" ("IFRS 11"), IFRS 12, "*Disclosure of Interests in Other Entities*" ("IFRS 12") as well as the amendments to IAS 28, "*Investments in Associates and Joint Ventures*" ("IAS 28").

Cenovus reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change in the consolidation status of its subsidiaries and investees.

Under IFRS 11, interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Cenovus performed a comprehensive review of its interests in other entities and identified two individually significant interests, FCCL and WRB, for which it shares joint control. Previously, Cenovus accounted for these jointly controlled entities using proportionate consolidation.

Cenovus reviewed these joint arrangements considering their structure, the legal forms of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. The application of the Company's accounting policy under IFRS 11 requires judgment in determining the classification of these joint arrangements. It was determined that Cenovus has the rights to the assets and obligations for the liabilities of FCCL and WRB. As a result, these joint arrangements have been classified as joint operations under IFRS 11 and the Company's share of the assets, liabilities, revenues and expenses have been recognized in the interim Consolidated Financial Statements.

In determining the classification of its joint arrangements under IFRS 11, the Company considered the following:

- The intention of the transaction creating FCCL and WRB was to form an integrated North American heavy oil business. The integrated business was structured, initially on a tax neutral basis, through two partnerships due to the assets residing in different tax jurisdictions. Partnerships are "flow-through" entities which have a limited life.

- The partnership agreements require the partners (Cenovus and ConocoPhillips or Phillips 66 or respective subsidiaries) to make contributions if funds are insufficient to meet the obligations or liabilities of the partnerships. The past and future development of FCCL and WRB is dependent on funding from the partners by way of partnership notes payable and loans. The partnerships do not have any third party borrowings.

- FCCL operates like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants. WRB has a very similar structure modified only to account for the operating environment of the refining business.

- Cenovus and Phillips 66, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage on the partners' behalf as the agreements prohibit the partnerships from undertaking these roles themselves. In addition, the partnerships do not have employees and as such are not capable of performing these roles.

- In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.

There has been no impact on the recognized assets, liabilities and comprehensive income of the Company with the application of these standards.

B) Employee Benefits

As disclosed in the December 31, 2012 annual Consolidated Financial Statements, effective January 1, 2013, the Company adopted, as required, IAS 19, "*Employee Benefits*", as amended in June 2011 ("IAS 19R"). The Company applied the standard retrospectively and in accordance with the transitional provisions. The opening Consolidated Balance Sheet of the earliest comparative period presented (January 1, 2012) was restated.

The amendments require the recognition of changes in defined benefit pension obligations and plan assets when they occur, eliminating the 'corridor approach' previously permitted and accelerating the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are recognized immediately through other comprehensive income. In addition, the Company replaced interest costs on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability measured by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period. Interest expense and interest income on net post-employment benefit liabilities and assets continue to be recognized in net earnings.

IAS 19R requires termination benefits to be recognized at the earlier of when the entity can no longer withdraw an offer of termination benefits or recognizes any restructuring costs. This requirement had no impact on the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

The effect on the Consolidated Balance Sheets of IAS 19R was as follows:

As at January 1, 2012	Net Defined Benefit Liability [1]	Deferred Income Taxes	Shareholders' Equity
Balance as Previously Reported	16	2,101	9,406
Effect of Adoption of IAS 19R	30	(8)	(22)
Restated Balance	46	2,093	9,384

[1] Composed of the defined benefit pension and other post-employment benefit ("OPEB") plans which are included in other liabilities on the Consolidated Balance Sheets.

As at December 31, 2012	Net Defined Benefit Liability [1]	Deferred Income Taxes	Shareholders' Equity
Balance as Previously Reported	28	2,568	9,806
Effect of Adoption of IAS 19R	32	(8)	(24)
Restated Balance	60	2,560	9,782

[1] Composed of the defined benefit pension and OPEB plans which are included in other liabilities on the Consolidated Balance Sheets.

The effect on the Consolidated Statements of Earnings and Comprehensive Income of IAS 19R was as follows:

	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	Year Ended December 31, 2012
Decrease in General and Administrative Expense	-	1	2
Decrease in Income Tax Expense	-	-	-
Increase in Net Earnings for the Period	-	1	2
Remeasurement of Defined Benefit and Other Post-Employment Benefits Liability	1	3	4
(Increase) in Income Tax Relating to Components of OCI [1]	-	-	-
(Decrease) in OCI [1]	(1)	(3)	(4)
(Decrease) in Comprehensive Income for the Period	(1)	(2)	(2)

[1] Other Comprehensive Income ("OCI").

The change in accounting policy did not have a material impact on the Consolidated Financial Statements including net earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

Additional Disclosures

Details about the Company's defined benefit and other post-employment benefit ("OPEB") plans can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2012. Additional and restated disclosures as at December 31, 2012, as required by IAS 19R are as follows:

Defined Benefit and OPEB Plan Obligation and Funded Status

	Pension Benefits	OPEB
Defined Benefit Obligation		
Defined Benefit Obligation, January 1, 2012	84	19
Current Service Costs	10	2
Interest Costs on the Defined Benefit Obligation [1]	4	1
Benefits Paid	(2)	-
Plan Participant Contributions	1	-
Remeasurements:		
Actuarial (Gains) Losses from Experience Adjustments	3	1
Actuarial (Gains) Losses from Changes in Demographic Assumptions	-	(1)
Actuarial (Gains) Losses from Changes in Financial Assumptions	4	(2)
Plan Conversion	30	-
Defined Benefit Obligation, December 31, 2012	134	20
Plan Assets		
Balance as at December 31, 2011, as Previously Reported	61	-
Cumulative Effect of Change in Accounting Policy	(4)	-
Balance as at January 1, 2012, Restated	57	-
Return on Plan Assets [1]	3	-
Employer Contributions	22	-
Plan Participant Contributions	1	-
Benefits Paid	(2)	-
Remeasurements:		
Gains (Losses) on Plan Assets	1	-
Assets Transferred from Plan Conversion	12	-
Fair Value of Plan Assets, December 31, 2012	94	-
Pension and Other Post-Employment Benefit (Liability)	(40)	(20)

(1) *Based on the discount rate of the defined benefit obligation at the beginning of the year.*

Plan Assets

Defined benefit plan assets comprise:

As at	December 31, 2012	January 1, 2012
Equity Securities		
Equity Funds and Balanced Funds	52	30
Other	3	-
Bond Funds	24	17
Non-Invested Assets	11	7
Real Estate	4	3
	94	57

Fair value of equity securities and bond funds are based on the trading price of the underlying funds. The fair value of the non-invested assets is the discounted value of the expected future payments. The fair value of real estate is determined by accredited real estate appraisers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

C) Fair Value Measurement

Effective January 1, 2013, the Company adopted, as required, IFRS 13, "*Fair Value Measurement*" ("IFRS 13") and applied the standard prospectively as required by the transitional provisions. The standard provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to Cenovus's methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

D) Presentation of Items in Other Comprehensive Income

Effective January 1, 2013, the Company applied the amendment to IAS 1, "*Presentation of Financial Statements*" ("IAS 1"), as amended in June 2011. The amendment requires items within OCI to be grouped into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The amendment has been applied retrospectively and, as such, the presentation of items in OCI has been modified. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income or comprehensive income.

E) Offsetting Financial Assets and Financial Liabilities

Effective January 1, 2013, the Company complied with the amended disclosure requirements, regarding offsetting financial assets and financial liabilities, found in IFRS 7, "*Financial Instruments: Disclosures*" issued in December 2011. The additional disclosure can be found in Note 19. The application of the amendment had no impact on the Consolidated Statements of Earnings and Comprehensive Income or the Consolidated Balance Sheets.

F) Future Accounting Pronouncements

In May 2013, the IASB released an amendment to IAS 36, "*Impairment of Assets*". This amendment requires entities to disclose the recoverable amount of an impaired Cash Generating Unit ("CGU"). The amendment is effective January 1, 2014. Early adoption is permitted.

A description of additional standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2012.

4. FINANCE COSTS

For the period ended September 30,	Three Months Ended		Nine Months Ended	
	2013	2012	**2013**	2012
Interest Expense – Short-Term Borrowings and Long-Term Debt	**71**	59	**203**	166
Premium on Redemption of Long-Term Debt (Note 13)	**33**	–	**33**	–
Interest Expense – Partnership Contribution Payable	**24**	29	**75**	91
Unwinding of Discount on Decommissioning Liabilities	**24**	22	**72**	64
Other	**8**	10	**24**	23
	160	120	**407**	344

5. INTEREST INCOME

For the period ended September 30,	Three Months Ended		Nine Months Ended	
	2013	2012	**2013**	2012
Interest Income – Partnership Contribution Receivable	**(20)**	(25)	**(65)**	(79)
Other	**(3)**	(3)	**(8)**	(5)
	(23)	(28)	**(73)**	(84)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the period ended September 30,	Three Months Ended		Nine Months Ended	
	2013	2012	2013	2012
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued from Canada	(77)	(129)	190	(122)
U.S. Dollar Partnership Contribution Receivable Issued from Canada	24	53	(99)	22
Other	5	16	(5)	18
Unrealized Foreign Exchange (Gain) Loss	(48)	(60)	86	(82)
Realized Foreign Exchange (Gain) Loss	(7)	9	7	40
	(55)	(51)	93	(42)

7. INCOME TAXES

The provision for income taxes is as follows:

For the period ended September 30,	Three Months Ended		Nine Months Ended	
	2013	2012	2013	2012
Current Tax				
Canada	60	56	147	139
United States	(20)	20	38	45
Total Current Tax	40	76	185	184
Deferred Tax	132	110	211	408
	172	186	396	592

8. PER SHARE AMOUNTS

A) Net Earnings Per Share

For the period ended September 30, ($ millions, except net earnings per share)	Three Months Ended		Nine Months Ended	
	2013	2012	2013	2012
Net Earnings – Basic and Diluted	370	289	720	1,112
Weighted Average Number of Shares – Basic	755.8	755.7	755.9	755.5
Dilutive Effect of Cenovus TSARs	1.4	2.3	1.7	3.0
Dilutive Effect of NSRs	-	-	-	-
Weighted Average Number of Shares – Diluted	757.2	758.0	757.6	758.5
Net Earnings Per Share – Basic	$0.49	$0.38	$0.95	$1.47
Net Earnings Per Share – Diluted	$0.49	$0.38	$0.95	$1.47

B) Dividends Per Share

The Company paid dividends of $549 million or $0.726 per share for the nine months ended September 30, 2013 (September 30, 2012 – $498 million, $0.66 per share). The Cenovus Board of Directors declared a fourth quarter dividend of $0.242 per share, payable on December 31, 2013, to common shareholders of record as of December 13, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

9. INVENTORIES

As at	September 30, 2013	December 31, 2012
Product		
Refining and Marketing	1,229	1,056
Oil Sands	210	202
Conventional	1	1
Parts and Supplies	37	29
	1,477	1,288

As a result of a decline in refined product prices, Cenovus recorded a write-down of its product inventory by $28 million from cost to net realizable value at September 30, 2013.

10. ASSETS AND LIABILITIES HELD FOR SALE

As at	September 30, 2013	December 31, 2012
Assets Held for Sale		
Property, Plant and Equipment	33	-
Liabilities Related to Assets Held for Sale		
Decommissioning Liabilities	3	-

During the three months ended March 31, 2013, Management decided to launch a public sales process to divest its Lower Shaunavon and certain of its Bakken properties in Saskatchewan. The land base associated with these properties is relatively small and does not offer sufficient scalability to be material to Cenovus's overall asset portfolio. The assets were recorded at the lesser of fair value less costs to sell and their carrying amount, and depletion ceased. These assets and the related liabilities are reported in the Conventional segment.

In July 2013, the Company completed the sale of the Lower Shaunavon asset to an unrelated third party for proceeds of $240 million plus closing adjustments. In the second quarter of 2013, an impairment loss of $57 million was recorded as additional depreciation, depletion and amortization on the transaction. A loss of $2 million was recorded on the sale in the third quarter.

The Company continues to market certain of its Bakken properties.

11. EXPLORATION AND EVALUATION ASSETS

COST	
As at December 31, 2011	880
Additions [1]	687
Transfers to PP&E (Note 12)	(218)
Exploration Expense	(68)
Divestitures	(11)
Change in Decommissioning Liabilities	15
As at December 31, 2012	1,285
Additions	255
Transfers to PP&E (Note 12)	(93)
Exploration Expense	(45)
Divestitures	(1)
Change in Decommissioning Liabilities	1
As at September 30, 2013	**1,402**

[1] *2012 asset acquisition included the assumption of a decommissioning liability of $33 million.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

Exploration and evaluation assets consist of the Company's evaluation projects which are pending the determination of technical feasibility and commercial viability. All of the Company's E&E assets are located within Canada.

Additions to E&E assets for the nine months ended September 30, 2013 include $43 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2012 – $37 million). Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the nine months ended September 30, 2013 or for the year ended December 31, 2012.

For the nine months ended September 30, 2013, $93 million of E&E assets were transferred to PP&E – development and production assets following the determination of technical feasibility and commercial viability of the projects in question (year ended December 31, 2012 – $218 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income. During the nine months ended September 30, 2013, $45 million of previously capitalized E&E costs related to certain tight oil exploration assets within the Conventional segment were deemed not to be technically feasible and commercially viable and were recognized as exploration expense (year ended December 31, 2012 – $68 million).

12. PROPERTY, PLANT AND EQUIPMENT, NET

| | Upstream Assets | | | | |
	Development & Production	Other Upstream	Refining Equipment	Other [1]	Total
COST					
As at December 31, 2011	23,858	194	3,425	576	28,053
Additions	2,442	44	118	191	2,795
Transfers from E&E Assets (Note 11)	218	-	-	-	218
Transfers and Reclassifications	-	-	(55)	-	(55)
Change in Decommissioning Liabilities	484	-	(16)	-	468
Exchange Rate Movements	1	-	(73)	-	(72)
As at December 31, 2012	27,003	238	3,399	767	31,407
Additions	1,964	27	70	53	2,114
Transfers from E&E Assets (Note 11)	93	-	-	-	93
Transfers and Reclassifications	(501)	-	(15)	1	(515)
Change in Decommissioning Liabilities	(333)	-	-	-	(333)
Exchange Rate Movements	-	-	115	-	115
As at September 30, 2013	**28,226**	**265**	**3,569**	**821**	**32,881**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2011	13,021	139	225	344	13,729
Depreciation and Depletion Expense	1,368	19	146	52	1,585
Transfers and Reclassifications	-	-	(55)	-	(55)
Impairment Losses	-	-	-	-	-
Exchange Rate Movements	1	-	(5)	-	(4)
As at December 31, 2012	14,390	158	311	396	15,255
Depreciation and Depletion Expense	1,123	23	102	59	1,307
Transfers and Reclassifications	(140)	-	(15)	-	(155)
Impairment Losses	1	-	-	-	1
Exchange Rate Movements	-	-	11	-	11
As at September 30, 2013	**15,374**	**181**	**409**	**455**	**16,419**
CARRYING VALUE					
As at December 31, 2011	10,837	55	3,200	232	14,324
As at December 31, 2012	12,613	80	3,088	371	16,152
As at September 30, 2013	**12,852**	**84**	**3,160**	**366**	**16,462**

(1) Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $151 million for the nine months ended September 30, 2013 (year ended December 31, 2012 – $161 million). All of the Company's development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the nine months ended September 30, 2013 or for the year ended December 31, 2012.

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization:

As at	September 30, 2013	December 31, 2012
Development and Production	43	38
Refining Equipment	33	13
Other	-	11
	76	62

13. LONG-TERM DEBT

As at	September 30, 2013	December 31, 2012
Revolving Term Debt [(1)]	-	-
U.S. Dollar Denominated Unsecured Notes	4,885	4,726
Total Debt Principal	**4,885**	4,726
Debt Discounts and Transaction Costs	(55)	(47)
	4,830	4,679

(1) Revolving term debt may include bankers' acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

As at September 30, 2013 the Company is in compliance with all of the terms of its debt agreements.

On May 9, 2013, Cenovus amended its U.S. base shelf prospectus for unsecured notes to increase the total capacity from $2.0 billion to $3.25 billion. The U.S. shelf prospectus allows for the issuance of debt securities in U.S. dollars or other foreign currencies, from time to time, in one or more offerings. The terms of the notes, including, but not limited to, the principal amount, interest at either fixed or floating rates and maturity dates will be determined at the date of issue. As at September 30, 2013, US$1.2 billion remains under this U.S. shelf prospectus. The U.S. shelf prospectus expires in July 2014.

On August 15, 2013, Cenovus completed a public offering in the U.S. of senior unsecured notes in the aggregate principal amount of US$800 million under the Company's U.S. base shelf prospectus. The senior unsecured notes issued are as follows:

	US$ Principal Amount	September 30, 2013
3.8% due 2023	450	463
5.2% due 2043	350	360
	800	823

The net proceeds from the offering were used to partially fund the early redemption of Cenovus's US$800 million senior unsecured notes due September 2014. A premium of US$32 million was paid on the early redemption of these notes and recorded as finance costs.

In September 2013, Cenovus renegotiated its existing $3.0 billion committed credit facility, extending the maturity date to November 30, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

14. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets and refining facilities. The aggregate carrying amount of the obligation is as follows:

As at	September 30, 2013	December 31, 2012
Decommissioning Liabilities, Beginning of Year	2,315	1,777
Liabilities Incurred	34	99
Liabilities Settled	(56)	(66)
Transfers and Reclassifications	(30)	3
Change in Estimated Future Cash Flows	-	144
Change in Discount Rate	(366)	273
Unwinding of Discount on Decommissioning Liabilities	72	86
Foreign Currency Translation	1	(1)
Decommissioning Liabilities, End of Period	**1,970**	2,315

The undiscounted amount of estimated cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.1 percent as at September 30, 2013 (December 31, 2012 – 4.2 percent).

15. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

As at	September 30, 2013		December 31, 2012	
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	755,843	3,829	754,499	3,780
Common Shares Issued under Stock Option Plans	766	25	1,344	49
Common Shares Cancelled	(767)	(3)	-	-
Outstanding, End of Period	**755,842**	**3,851**	755,843	3,829

During the nine months ended September 30, 2013, the Company cancelled 767,327 common shares. The common shares were held in reserve for un-exchanged shares of Alberta Energy Company Ltd., pursuant to the merger of Alberta Energy Company Ltd. and PanCanadian Energy Corporation in 2002 ("AEC Merger"), in which Encana Corporation ("Encana") was formed. Due to the plan of arrangement in 2009 involving Encana Corporation and Cenovus, common shares of the Company were held in reserve until the tenth anniversary of the AEC Merger.

There were no preferred shares outstanding as at September 30, 2013 (December 31, 2012 – nil).

As at September 30, 2013, there were 23 million (December 31, 2012 – 28 million) common shares available for future issuance under stock option plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at September 30, 2013	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total
Balance, Beginning of Year	(26)	95	-	69
Other Comprehensive Income, Before Tax	19	58	10	87
Income Tax	(4)	-	(2)	(6)
Balance, End of Period	**(11)**	**153**	**8**	**150**

As at September 30, 2012	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total
Balance, Beginning of Year	(22)	119	-	97
Other Comprehensive Income, Before Tax	(3)	(36)	-	(39)
Income Tax	-	-	-	-
Balance, End of Period	**(25)**	**83**	**-**	**58**

17. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated tandem stock appreciation rights ("TSARs") or net settlement rights ("NSRs"). The following table is a summary of the options outstanding at the end of the period.

As at September 30, 2013	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (thousands)
NSRs	On or After February 24, 2011	7	5.68	35.34	30.74	26,153
TSARs	Prior to February 17, 2010	5	0.39	26.30	30.74	2,923
TSARs	On or After February 17, 2010	7	3.45	26.70	30.74	4,704
Encana Replacement TSARs held by Cenovus Employees	Prior to December 1, 2009	5	0.34	29.08	17.80	4,023
Cenovus Replacement TSARs held by Encana Employees	Prior to December 1, 2009	5	0.34	26.28	30.74	2,191

NSRs

The weighted average unit fair value of NSRs granted during the nine months ended September 30, 2013 was $6.13 before considering forfeitures, which are required to be considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

The following table summarizes information related to the NSRs:

As at September 30, 2013	Number of NSRs (thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	15,074	37.52
Granted	11,646	32.57
Exercised for Common Shares	-	-
Forfeited	(567)	36.51
Outstanding, End of Period	**26,153**	**35.34**
Exercisable, End of Period	**5,806**	**37.53**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

TSARs Held by Cenovus Employees

The Company has recorded a liability of $39 million at September 30, 2013 (December 31, 2012 – $64 million) based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees as at September 30, 2013 was $32 million (December 31, 2012 – $45 million).

The following table summarizes information related to the TSARs, including Performance TSARs, held by Cenovus employees. All Performance TSARs have vested and, as such, terms and conditions are consistent with TSARs which were not performance based.

As at September 30, 2013	Number of TSARs (thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	11,251	28.13
Exercised for Cash Payment	(1,534)	30.38
Exercised as Options for Common Shares	(750)	29.87
Forfeited	(58)	28.89
Expired	(1,282)	33.83
Outstanding, End of Period	7,627	26.55
Exercisable, End of Period	7,517	26.48

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $32.95.

Encana Replacement TSARs Held by Cenovus Employees

The Company has recorded a liability of $nil as at September 30, 2013 (December 31, 2012 – $1 million) based on the fair value of each Encana Replacement TSAR held by Cenovus employees. The intrinsic value of vested Encana Replacement TSARs held by Cenovus employees at September 30, 2013 was $nil (December 31, 2012 – $nil).

The following table summarizes information related to the Encana Replacement TSARs, including Performance TSARs held by Cenovus employees. All Performance TSARs have vested and, as such, terms and conditions are consistent with TSARs which were not performance based.

As at September 30, 2013	Number of TSARs (thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	7,722	32.66
Forfeited	(141)	30.41
Expired	(3,558)	36.80
Outstanding, End of Period	4,023	29.08
Exercisable, End of Period	4,023	29.08

The closing price of Encana common shares on the TSX as at September 30, 2013 was $17.80.

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana employees when these employees exercise a Cenovus Replacement TSAR for cash. No compensation expense is recognized and no further Cenovus Replacement TSARs will be granted to Encana employees.

The Company has recorded a liability of $10 million as at September 30, 2013 (December 31, 2012 – $35 million) based on the fair value of each Cenovus Replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. The intrinsic value of vested Cenovus Replacement TSARs held by Encana employees at September 30, 2013 was $10 million (December 31, 2012 – $22 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

The following table summarizes the information related to the Cenovus Replacement TSARs, including Performance TSARs, held by Encana employees. All Performance TSARs have vested and, as such, terms and conditions are consistent with TSARs which were not performance based.

As at September 30, 2013	Number of TSARs (thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	5,229	29.29
Exercised for Cash Payment	(1,660)	29.79
Exercised as Options for Common Shares	(15)	29.57
Forfeited	(11)	32.43
Expired	(1,352)	33.51
Outstanding, End of Period	**2,191**	**26.28**
Exercisable, End of Period	**2,191**	**26.28**

For options exercised during the period, the weighted average market price of Cenovus's common shares at the date of exercise was $32.99.

B) Performance Share Units

The Company has recorded a liability of $103 million as at September 30, 2013 (December 31, 2012 – $124 million) for performance share units ("PSUs") based on the market value of Cenovus's common shares at September 30, 2013. As PSUs are paid out upon vesting, the intrinsic value was $nil at September 30, 2013 and December 31, 2012.

The following table summarizes the information related to the PSUs held by Cenovus employees.

As at September 30, 2013	Number of PSUs (thousands)
Outstanding, Beginning of Year	5,258
Granted	2,552
Paid Out	(2,008)
Cancelled	(143)
Units in Lieu of Dividends	130
Outstanding, End of Period	**5,789**

C) Deferred Share Units

The Company has recorded a liability of $36 million as at September 30, 2013 (December 31, 2012 – $36 million) for deferred share units ("DSUs") based on the market value of Cenovus's common shares at September 30, 2013. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees.

As at September 30, 2013	Number of DSUs (thousands)
Outstanding, Beginning of Year	1,084
Granted to Directors	63
Granted from Annual Bonus Awards	8
Units in Lieu of Dividends	28
Redeemed	(1)
Outstanding, End of Period	**1,182**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses:

For the period ended September 30,	Three Months Ended 2013	2012	Nine Months Ended 2013	2012
NSRs	10	9	26	22
TSARs Held by Cenovus Employees	3	4	(11)	-
Encana Replacement TSARs Held by Cenovus Employees	-	-	-	1
PSUs	16	18	32	39
DSUs	1	2	-	4
Stock-Based Compensation Expense (Recovery)	**30**	33	**47**	66

18. CAPITAL STRUCTURE

Cenovus's capital structure objectives and targets have remained unchanged from previous periods. Cenovus's capital structure consists of Shareholders' Equity plus Debt. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable. Cenovus's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"). These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

As at	September 30, 2013	December 31, 2012
Long-Term Debt	4,830	4,679
Shareholders' Equity	10,106	9,782
Capitalization	14,936	14,461
Debt to Capitalization	**32%**	32%

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long-term.

As at	September 30, 2013	December 31, 2012
Debt	4,830	4,679
Net Earnings	603	995
Add (Deduct):		
Finance Costs	518	455
Interest Income	(98)	(109)
Income Tax Expense	587	783
Depreciation, Depletion and Amortization	1,774	1,585
Goodwill Impairment	393	393
E&E Impairment	45	68
Unrealized (Gain) Loss on Risk Management	79	(57)
Foreign Exchange (Gain) Loss, net	115	(20)
(Gain) Loss on Divestitures of Assets	1	-
Other (Income) Loss, net	(1)	(5)
Adjusted EBITDA [1]	4,016	4,088
Debt to Adjusted EBITDA	**1.2x**	1.1x

[1] Calculated on a trailing 12 month basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

It is Cenovus's intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

At September 30, 2013, Cenovus had $3.0 billion available on its committed credit facility. In addition, Cenovus had in place a Canadian debt shelf prospectus for $1.5 billion and unused capacity of US$1.2 billion under a U.S. debt shelf prospectus, the availability of which are dependent on market conditions.

As at September 30, 2013, Cenovus is in compliance with all of the terms of its debt agreements.

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus's consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Receivable and Payable, partner loans, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Payable, partner loans and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

The Company's risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period end forward price for the same commodity, using quoted market prices or the period end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts at September 30, 2013 range from $50.50 to $73.00 per Megawatt Hour.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2013, the carrying value of Cenovus's long-term debt was $4,830 million and the fair value was $5,250 million (December 31, 2012 carrying value – $4,679 million, fair value – $5,582 million).

Available for sale financial assets, which comprise private equity investments, are carried at fair value. When fair value cannot be reliably measured, these assets are carried at cost. Fair value is determined based on recent private placement transactions (Level 3) when available. Available for sale assets are included in other assets on the Consolidated Balance Sheets.

B) Risk Management Assets and Liabilities

Net Risk Management Position

As at	September 30, 2013	December 31, 2012
Risk Management Assets		
Current Asset	91	283
Long-Term Asset	11	5
	102	288
Risk Management Liabilities		
Current Liability	19	17
Long-Term Liability	1	1
	20	18
Net Risk Management Asset (Liability)	82	270

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

Summary of Unrealized Risk Management Positions

As at	September 30, 2013			December 31, 2012		
	Risk Management			Risk Management		
	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices						
Crude Oil	83	19	64	221	16	205
Natural Gas	17	-	17	66	1	65
Power	2	1	1	1	1	-
Fair Value	102	20	82	288	18	270

Financial assets and liabilities are only offset if Cenovus has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. Cenovus offsets risk management assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. Cenovus has pledged cash collateral of $12 million (December 31, 2012 – $12 million) with respect to certain of these risk management contracts, which has not been offset against the related financial liability. The following table provides a summary of the Company's offsetting risk management positions:

As at	September 30, 2013			December 31, 2012		
	Risk Management			Risk Management		
	Asset	Liability	Net	Asset	Liability	Net
Recognized Risk Management Positions						
Gross Amount	121	39	82	306	36	270
Amount Offset	(19)	(19)	-	(18)	(18)	-
Net Amount per Consolidated Financial Statements	102	20	82	288	18	270

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at	September 30, 2013	December 31, 2012
Prices Sourced from Observable Data or Market Corroboration (Level 2)	81	270
Prices Determined from Unobservable Inputs (Level 3)	1	-
	82	270

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

Net Fair Value of Commodity Price Positions at September 30, 2013

	Notional Volumes	Term	Average Price	Fair Value
Crude Oil Contracts				
Fixed Price Contracts				
Brent Fixed Price [1]	18,500 bbls/d	2013	110.36 US$/bbl	6
Brent Fixed Price [1]	18,500 bbls/d	2013	111.72 C$/bbl	3
Brent Fixed Price	30,000 bbls/d	2014	102.04 US$/bbl	(5)
Brent Fixed Price	20,000 bbls/d	2014	107.06 C$/bbl	7
WCS Differential [2]	49,000 bbls/d	2013	(20.74) US$/bbl	41
WCS Differential [2]	15,400 bbls/d	2014	(20.39) US$/bbl	16
Other Financial Positions [3]				(4)
Crude Oil Fair Value Position				64
Natural Gas Contracts				
Fixed Price Contracts				
NYMEX Fixed Price	166 MMcf/d	2013	4.64 US$/Mcf	17
Other Fixed Price Contracts [4]				-
Natural Gas Fair Value Position				17
Power Purchase Contracts				
Power Fair Value Position				1

(1) Brent fixed price positions consist of both Brent fixed price swaps and WTI swaps converted to Brent.
(2) Cenovus entered into fixed price swaps to protect against widening light/heavy price differentials for heavy crudes.
(3) Other financial positions are part of ongoing operations to market the Company's production.
(4) Cenovus entered into other fixed price contracts to protect against widening price differentials between production areas and various sales points.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Three Months Ended		Nine Months Ended	
For the period ended September 30,	2013	2012	2013	2012
Realized Gain (Loss) [1]				
Crude Oil	(32)	26	22	26
Natural Gas	19	65	46	200
Refining	(22)	6	(30)	18
Power	2	2	7	-
	(33)	99	45	244
Unrealized Gain (Loss) [2]				
Crude Oil	22	(189)	(147)	102
Natural Gas	(15)	(83)	(51)	(144)
Refining	2	(11)	1	(3)
Power	(1)	(10)	1	(15)
	8	(293)	(196)	(60)
Gain (Loss) on Risk Management	(25)	(194)	(151)	184

(1) Realized gains and (losses) on risk management are recorded in the operating segment to which the derivative instrument relates.
(2) Unrealized gains and (losses) on risk management are recorded in the Corporate and Eliminations segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2013

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30, 2013

	2013		2012
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	270		
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(151)	(151)	184
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	8	-	-
Fair Value of Contracts Realized During the Period	(45)	(45)	(244)
Fair Value of Contracts, End of Period	**82**	**(196)**	(60)

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company's open risk management positions as at September 30, 2013 could have resulted in unrealized gains (losses) impacting earnings before income tax for the nine months ended September 30, 2013 as follows:

Risk Management Positions in Place as at September 30, 2013

Commodity	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10 per bbl Applied to Brent and WTI Hedges	(247)	247
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges tied to Production	59	(59)
Natural Gas Commodity Price	± $1 per Mcf Applied to NYMEX Natural Gas Hedges	(16)	16
Natural Gas Basis Price	± $0.10 per Mcf Applied to Natural Gas Basis Hedges	-	-
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to a number of risks associated with its financial assets and liabilities. These risks include commodity price risk, credit risk, liquidity risk, foreign exchange risk and interest rate risk. The Company has several practices and policies in place to help mitigate these risks.

A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2012. The Company's exposure to these risks has not changed significantly since December 31, 2012.

20. COMMITMENTS AND CONTINGENCIES

A) Commitments

During the nine months ended September 30, 2013 the Company entered into various firm transportation agreements totaling approximately $11 billion. These agreements, some of which are subject to regulatory approval, are for terms up to 20 years subsequent to the date of commencement. In addition, Cenovus entered into an office lease agreement totaling approximately $1 billion over a 22 year term beginning upon completion of construction of the building expected to be in late 2017.

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.